EXHIBIT 99.1

For Immediate Release 20-18-TR	Date:	March 17, 2020

Teck Provides Update on Antamina

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”)
announced today that Compania Minera Antamina, in which Teck has a 22.5% interest, continues to operate the Antamina mine under an exemption from recently announced Peruvian Government restrictions imposed in response to the COVID-19 pandemic.

Critical operations will be maintained by a reduced workforce throughout the 15-day national emergency quarantine period. Appropriate precautions are being taken by Antamina to protect its workforce during this challenging period. There have been no confirmed cases of COVID-19 at the mine site. Assuming no further adverse developments in connection with COVID-19, any temporary reduction in production is expected to be recovered in line with existing 2020 guidance.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements in this news release include statements regarding continued operation of Antamina throughout the 15-day quarantine period and expectation that production is expected to be recovered in line with existing 2020 guidance. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. These statements speak only as of the date of this news release.

These statements are based on a number of assumptions, including, but not limited to, assumptions that operations and production during the quarantine period and subsequent periods are not more significantly impacted than anticipated, assumption that the quarantine period does not last beyond the 15-day period, and that ramp up to regular operations after the 15-day period are not delayed.  Factors that may cause actual results to vary include, but are not limited to, extension of duration of the quarantine period by regulatory authorities or by Antamina, there being further measures imposed by regulatory authorities or Antamina that further impact or restrict operations, and difficulties in ramp-up to full operations following the quarantine period.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chad Pederson
Manager, Communications Planning
604.699.5013
chad.pederson@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com